02018388

SECURITIES ... SSION

Washington, D.C. 20549

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SEC FILE NUMBER
8-49249

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Asset Management Strategies, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Lewis Street Suite 4
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathy YANCE Finn 203 622-4222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato, CPA
(Name — *if individual, state last, first, middle name*)

207 Hallock Road Suite 208, Stony Brook, NY 11790
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cathy Yance - Finn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asset Management Strategies, LLC, as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Cathy Yance Finn
Signature

Title

Frank A. Arena
Notary Public
Frank A. Arena
Notary Public of Connecticut
My Commission Expires 12/31/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSET MANAGEMENT STRATEGIES LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

ASSET MANAGEMENT STRATEGIES LLC

INDEX

DECEMBER 31, 2001

ASSET MANAGEMENT STRATEGIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 16,167
Marketable Securities Owned, At Market Value	299,483
Due From Clearing Broker	3
	315,653
FIXED ASSETS	
Net of Accumulated Depreciation of $1177	3,082
OTHER ASSETS	900
TOTAL ASSETS	$ 319,635
LIABILITIES AND MEMBERS' CAPITAL	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 13,300
Payroll Taxes Payable	2,537
	15,837
MEMBERS' CAPITAL	303,798
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 319,635

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ASSET MANAGEMENT STRATEGIES LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions	$ 327,708
Interest Income	13,490
Other Income	13,797
	354,995
EXPENSES	
Employee Compensation and Benefits	176,906
Professional Fees	20,575
Consulting Fees	39,468
Research Expense	19,375
Clearing Costs	34,567
Occupancy Cost	30,743
Regulatory Expense	14,571
Office Expense	5,142
Interest Expense	14,100
Other Expense	19,281
TOTAL EXPENSES	374,728
NET INCOME <LOSS>	$ <19,733>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ASSET MANAGEMENT STRATEGIES LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ 329,214
Net Income <Loss>	<19,733>
Members' Distributions	<5,683>
Balance, December 31, 2001	$ 303,798

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ASSET MANAGEMENT STRATEGIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ <19,733>
Adjustments to reconcile net income to	
Net cash used by operation activities:	
Depreciation	830
Changes in Operating Assets and Liabilities:	
Decrease in Marketable Securities Owned	5,017
Decrease in Due From Clearing Broker	18,22
Decrease in Accrued Interest Receivable	9,56
Increase in Accounts Payable and Accrued Expenses	5,100
Increase in Payroll Taxes Payable	2,537
NET CASH USED BY OPERATING ACTIVITIES	21,537
FINANCIAL ACTIVITIES	
Members' Distributions	<5,683>
NET INCREASE IN CASH	15,854
CASH AT BEGINNING OF PERIOD	313
CASH AT END OF PERIOD	$ 16,167

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS

Asset Management Strategies LLC(the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The Company clears all securities transactions through its clearing broker on a fully-disclosed basis, and consequently operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii).

The following is a summary of significant accounting policies followed by the company

a) Accounting Method
   Assets, liabilities, income and expenses are recorded using the accrual basis of accounting.
b) Depreciation and Amortization
   Fixed Assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

NOTE 2 --NET CAPITAL REQUIREMENTS

The company is subject to the securities and exchange commission's uniform net capital rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $299,816, which was $294,816 in excess of the amount required.

NOTE 3 –INCOME TAXES

The Company has elected to be taxed as a Limited Liability Corporation, in which income and loses flow through directly to the shareholders. No provision for Federal and State Corporation taxes has been made.

NOTE 4 -- FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

As a securities broker dealer, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of the transaction.

ASSET MANAGEMENT STRATEGIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL	
Total Ownership Equity	$ 303,798
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0
Other (Deductions) or Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	303,798
Deductions and /or Charges:	
Non-allowable Assets	<3,982>
Net Capital Before Haircuts on Securities Positions	299,816
Haircuts on Securities Positions	--
Net Capital	$ 299,816
AGGREGATE INDEBTEDNESS	$ 15,837
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.05 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2001 Focus PartIIA filing.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Managing Members
Asset Management Strategies LLC

We have examined the financial statements of Asset Management Strategies LLC for the year ended December 31, 2001 and have issued our report therein dated February 21, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Asset Management Strategies LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used for other purpose.